UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934



                                   QSGI, Inc.
                                (Name of Issuer)



                                  Common Stock
                         (Title of Class of Securities)



                                    97380P100
                                 (CUSIP Number)

Eric Roper, Esq. c/o Gersten Savage LLP 600 Lexington Avenue, NY, New York 10022
(212) 752-9700 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                  June 29, 2007
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ?.

Check the following box if a fee is being paid with the statement ?. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                  SCHEDULE 13D

CUSIP No.  97380P100

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Circle T Partners, L.P.
          TAX ID #:     13-3869729

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [    ]
          (b)  [    ]

3         SEC USE ONLY

4         SOURCE OF FUNDS
          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [    ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States, Incorporated in Delaware

Number of               7         SOLE VOTING POWER
Shares Owned
By Each                           NONE
Reporting
Person
With                    8         SHARED VOTING POWER

                                  2,930,478 shares of Common Stock


                        9         SOLE DISPOSITIVE POWER

                                  NONE

                        10        SHARED DISPOSITIVE POWER
                                  2,930,478 shares of Common Stock



11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,930,478

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [      ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.401%

14         TYPE OF REPORTING PERSON
           PN (Limited Partnership)

CUSIP No.  97380P100

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Circle T International, Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [    ]
          (b)  [    ]

3         SEC USE ONLY

4         SOURCE OF FUNDS
          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [    ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands

Number of               7         SOLE VOTING POWER
Shares Owned
By Each                           NONE
Reporting
Person
With                    8         SHARED VOTING POWER

                                  2,930,478 shares of Common Stock


                        9         SOLE DISPOSITIVE POWER

                                  NONE

                        10        SHARED DISPOSITIVE POWER
                                  2,930,478 shares of Common Stock



11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,930,478

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [      ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.401%

14         TYPE OF REPORTING PERSON
           CO

CUSIP No.  97380P100

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          JAG Multi Investments LLC
          TAX ID #:     37-1508758

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [    ]
          (b)  [    ]

3         SEC USE ONLY

4         SOURCE OF FUNDS
          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [    ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States, Incorporated in Delaware

Number of               7         SOLE VOTING POWER
Shares Owned
By Each                           NONE
Reporting
Person
With                    8         SHARED VOTING POWER

                                  2,930,478 shares of Common Stock


                        9         SOLE DISPOSITIVE POWER

                                  NONE

                        10        SHARED DISPOSITIVE POWER
                                  2,930,478 shares of Common Stock



11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,930,478

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [      ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.401%

14         TYPE OF REPORTING PERSON
           OO (Limited Liability Company)

CUSIP No.  97380P100

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Goren Cousins I LLC
          TAX ID #:     02-0774002

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [    ]
          (b)  [    ]

3         SEC USE ONLY

4         SOURCE OF FUNDS
          WC


5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [    ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States, Incorporated in New York

Number of               7         SOLE VOTING POWER
Shares Owned
By Each                           NONE
Reporting
Person
With                    8         SHARED VOTING POWER

                                  2,930,478 shares of Common Stock


                        9         SOLE DISPOSITIVE POWER

                                  NONE

                        10        SHARED DISPOSITIVE POWER
                                  2,930,478 shares of Common Stock



11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,930,478

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [      ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.401%

14         TYPE OF REPORTING PERSON
           OO (Limited Liability Company)

CUSIP No.  97380P100

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Circle T2 LP
          TAX ID #:     13-4053435

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [    ]
          (b)  [    ]

3         SEC USE ONLY

4         SOURCE OF FUNDS
          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)    [    ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States, Incorporated in Delaware

Number of               7         SOLE VOTING POWER
Shares Owned
By Each                           NONE
Reporting
Person
With                    8         SHARED VOTING POWER

                                  2,930,478 shares of Common Stock


                        9         SOLE DISPOSITIVE POWER

                                  NONE

                        10        SHARED DISPOSITIVE POWER
                                  2,930,478 shares of Common Stock




11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,930,478

12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
           [      ]

13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           9.401%

14         TYPE OF REPORTING PERSON
           PN (Limited Partnership)

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock, $.01 par value per share, of QSGI, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices at 70 Lake Drive, Highstown, NJ 08520.


Item 2.  Identity and Background.


         On December 3, 2004, Circle T Partners, L.P. ("Circle T"), Circle T Partners (QP), L.P. ("Circle T (QP)"), Circle T International, Ltd. ("Circle T Ltd.") and Mr. Seth Tobias filed a Schedule 13G in relation to the 2,000,000 shares of common stock of QSGI, Inc. jointly owned by them.


         On February 10, 2006, a Schedule  13G/A was filed by Circle T, Circle T
(QP), Circle T Ltd., JAG Multi Investments LLC ("JAG"), and Mr. Seth Tobias amending the Schedule 13G filed on December 3, 2004. The Schedule 13G/A stated the names of the new filers, as well as their joint stock ownership in QSGI, Inc. as of February 10, 2006 amounting to 2,158,400 shares of QSGI, Inc.'s common stock.


On February 13, 2007, Circle T, Circle T Ltd., JAG, Goren Cousins I LLC ("Goren Cousins") and Circle T2 LP ("Circle T2") (collectively, the "Filers") filed another Schedule 13G/A in relation to the 2,923,278 shares of common stock of QSGI, Inc. jointly owned by them (the "Schedule 13G").


         This Schedule 13D is being filed to update the Filers' previous position as reported on Schedule 13G. Specifically, Mr. Seth Tobias, on behalf of the Filers, has executed and delivered a Letter to the Issuer, dated June 28, 2007, a copy of which is filed herewith as Exhibit C, requesting, among other things: (i) changes to the Issuer's strategy; (ii) changes to the Issuer's cost structure; and (iii) that the Issuer grant to them the right to designate the two (2) members of the Issuer's Board of Directors that are up for election at the 2007 annual meeting.


         This Statement is being jointly filed by (i) Circle T, (ii) Circle T Ltd., (iii) JAG, (iv) Goren Cousins and (v) Circle T2. The address of each of the Filers are as follows:

                  For (i):
                  623 Fifth Avenue, Suite 2501
                  New York, NY 10022

                  For (ii):
                  401 City Avenue
                  Bala Cynwyd, PA 19004

                  For (iii) and (iv):
                  150 East 52nd Street
                  New York, NY 10022

                  For (v):
                  623 Fifth Avenue, Suite 2501
                  New York, NY 10022

         During the last five years, the Filers have not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.


         All purchases of common stock of QSGI, Inc. were made using working capital in the amount of approximately $5,207,564. No other funds or other consideration were used in making such purchases.


Item 4.  Purpose of Transaction.


         All QSGI, Inc. securities owned by Circle T, Circle T Ltd., JAG, Goren Cousins and Circle T2 have been acquired for investment purposes only.


Item 5.  Interest in Securities of the Issuer.

         As of the date of the event which required the filing of this Statement, June 29, 2007, Circle T, Circle T Ltd., JAG, Goren Cousins and Circle T2 owned, jointly, 2,930,478 shares of QSGI, Inc.'s Common Stock. In the sixty days prior to June 28, 2007, the Date of the event requiring the filing of this Statement, the Filers purchased 100 shares of common stock in the open market at $0.78 per share (purchased on May 22, 2007). In the sixty days prior to the filing of the Schedule 13G/A on February 13, 2007, the Filers purchased 169,100 shares of common stock in the open market; 5,000 shares purchased on December 26, 2006 at $1.21 per share; 9,800 shares purchased on December 28, 2006 at $1.21 per share; and 154,300 shares purchased on December 29, 2006 at $1.20 per share.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         NONE

Item 7.     Material to be Filed as Exhibits.


Exhibit A     Identification of entities which acquired the shares which are the subject of this report on Schedule 13D


Exhibit B     Joint Filing Agreement dated June 29, 2007 Circle T, Circle T
              Ltd., JAG, Goren Cousins and Circle T2.


Exhibit C     Copy of the letter dated June 28, 2007 to Mr. Marc Sherman,
              Chairman and Chief Executive Officer of QSGI, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated this 29th day of June 2007



                  CIRCLE T PARTNERS, L.P.

                  By:  /s/ Seth Tobias
                       ------------------
                       Seth Tobias, Managing Member of the General Partner



                  CIRCLE T INTERNATIONAL, LTD.

                   By: /s/ Seth Tobias
                        ------------------
                       Seth Tobias, President of the General Partner of the Investment Manager



                  JAG Multi Investments LLC

                  By:  /s/ Seth Tobias
                        ------------------
                       Seth Tobias, President of the Investment Manager



                  Goren Cousins I LLC

                   By: /s/ Seth Tobias
                        ------------------
                       Seth Tobias, President of the Investment Manager



                  Circle T2 LP

                  By:  /s/ Seth Tobias
                        ------------------
                       Seth Tobias, Managing Member of the General Partner